SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2010

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

June 24, 2010

COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
CONASEV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with CONASEV Resolution for Material Events and Reserved Information and Other Communications number 107-2002-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Event:

Credicorp’s Board of Directors, in its session held on June 23, 2010, agreed to create the Corporate Governance Committee and designated Mr. Dionisio Romero P. to chair the new Committee and Mr. Felipe Ortiz de Zevallos and Mr. Juan Carlos Verme as members. The Committee will be responsible for evaluating good practices of corporate governance and proposing to the Board the principles, policy and guidelines of appropriate corporate governance that should be adopted by all subsidiaries of Credicorp.

Sincerely,

/s/	Mario Ferrari
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2010

CREDICORP LTD.

By:	/s/ Giuliana Cuzquen
Giuliana Cuzquen
Authorized Representative